UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

September 29, 2022

26 Capital Acquisition Corp.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39900	85-2695910
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

OfficeEdge Miami

701 Brickell Avenue

Suite 1550

Miami, Florida 33131

(Address of principal executive office and zip code)

(305) 709-6664

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one Redeemable Warrant	ADERU	The Nasdaq Stock Market LLC
Shares of Class A common stock, par value $0.0001 per share, included as part of the Units	ADER	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the Units	ADERW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement.

As previously reported, on October 15, 2021, 26 Capital Acquisition Corp. (“26 Capital”) entered into an Agreement and Plan of Merger and Share Acquisition, as amended (the “Merger and Share Acquisition Agreement”) with Tiger Resort Asia Ltd., a Hong Kong private limited company (“TRA”), Tiger Resort, Leisure and Entertainment Inc., a Philippine corporation (“TRLEI”), UE Resorts International, Inc. (formerly Okada Manila International, Inc.), a Philippine corporation (“UE Resorts”), and Project Tiger Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of UE Resorts (“Merger Sub”). Pursuant to the Merger and Share Acquisition Agreement, Merger Sub will merge with and into 26 Capital (the “Business Combination”).

Each of TRA and 26 Capital desires to waive its right to terminate the Merger and Share Acquisition Agreement pursuant to Section 8.1(d) thereof through and until October 1, 2023 (the “Revised Waiver Expiration Date”). Accordingly, on September 29, 2022, each of TRA and 26 Capital entered into a waiver pursuant to Section 8.1(d) of the Merger and Share Acquisition Agreement to irrevocably waive the right to terminate the Merger and Share Acquisition Agreement pursuant to Section 8.1(d) prior to the Revised Waiver Expiration Date.

In addition, TRLEI consented for purposes of Section 6.2 of the Merger and Share Acquisition Agreement to 26 Capital’s selling stock of any class or other securities or equity equivalents, and/or incurring Indebtedness (as such term is defined in the Merger and Share Acquisition Agreement) (including through the issuance and sale of debt securities or warrants or other rights to acquire any debt securities), up to an aggregate amount not to exceed $5,000,000, and taking such other actions as may be necessary or appropriate in order to implement the foregoing.

Important Information About the Business Combination

In connection with the proposed Business Combination, UE Resorts intends to file with the SEC a registration statement (the “Registration Statement”), which will include a proxy statement/prospectus, prepared by UE Resorts and 26 Capital, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of 26 Capital’s common stock in connection with 26 Capital’s solicitation of proxies for the vote by 26 Capital’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of UE Resorts. 26 Capital’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Merger and Share Acquisition Agreement, 26 Capital, UE Resorts and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of 26 Capital as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: 26 Capital Acquisition Corp., 701 Brickell Avenue, Suite 1550, Miami, Florida 33131, Attention: Jason Ader.

Participants in the Solicitation

26 Capital and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from 26 Capital ’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in 26 Capital is set forth in 26 Capital Acquisition Corp.’s filings with the SEC (including 26 Capital’s final prospectus related to its initial public offering (File No. 333-251682) declared effective by the SEC on January 14, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to 26 Capital Acquisition Corp., Inc., 701 Brickell Avenue, Suite 1550, Miami, Florida 33131, Attention: Jason Ader. Additional information regarding the interests of such participants will be contained in the registration/proxy statement for the Business Combination when available.

UE Resorts and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of 26 Capital in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination transaction will be included in the registration/proxy statement for the Business Combination when available.

Forward Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. UE Resorts’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, 26 Capital’s and UE Resorts’s expectations with respect to future performance and anticipated financial impacts of the Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside 26 Capital’s and UE Resorts’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against 26 Capital and/or UE Resorts following the consummation of the Business Combination; (2) the impact of COVID-19 and related regulatory responses (such as local community quarantine and international travel restrictions) on UE Resorts’s business; (3) the dependence of UE Resorts’s business on its casino gaming license; (4) the inability to maintain the listing of UE Resorts’s common shares on the Nasdaq following the consummation of the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of UE Resorts to grow and manage growth profitably, and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; and (9) the possibility that UE Resorts may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning 26 Capital or UE Resorts, the transactions described herein or other matters attributable to 26 Capital, UE Resorts or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of 26 Capital and UE Resorts expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are being filed herewith:

2.1	Waiver and Consent Pursuant to the Agreement and Plan of Merger and Share Acquisition, dated September 29, 2022, by and among 26 Capital Acquisition Corp., Tiger Resort Asia Ltd., and Tiger Resort, Leisure and Entertainment, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

26 Capital Acquisition Corp.
(Registrant)

September 30, 2022	By:	/s/ Jason Ader
	Name:	Jason Ader
	Title:	Chief Executive Officer

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